WE WILL AMEND AND COMPLETE THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT. THIS PRELIMINARY PROSPECTUS SUPPLEMENT AND THE PROSPECTUS ARE PART OF AN EFFECTIVE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THIS PRELIMINARY PROSPECTUS SUPPLEMENT AND THE PROSPECTUS ARE NOT OFFERS TO SELL NOR SOLICITATIONS OF OFFERS TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE SUCH OFFER OR SALE IS NOT PERMITTED.

                                                Filed Pursuant to Rule 424(b)(3)
                                                   Registration Number 333-57382

                 SUBJECT TO COMPLETION, DATED NOVEMBER 14, 2002

PROSPECTUS SUPPLEMENT
(To Prospectus dated March 21, 2001)

                               10,000,000 SHARES

                         (DENBURY RESOURCES INC. LOGO)

                             DENBURY RESOURCES INC.

                                  COMMON STOCK
--------------------------------------------------------------------------------

The selling stockholders named in this prospectus supplement are selling 10,000,000 shares of common stock of Denbury Resources Inc. We will not receive any of the proceeds from the sale of these shares.

Our common stock is listed on the New York Stock Exchange under the symbol
"DNR." On November   , 2002, the last reported sale price of our common stock on
the New York Stock Exchange was $     per share.

                    INVESTING IN THE SHARES INVOLVES RISKS.
  "RISK FACTORS" BEGIN ON PAGES S-9 OF THIS PROSPECTUS SUPPLEMENT AND 4 OF THE
                            ACCOMPANYING PROSPECTUS.

                                                              PER SHARE    TOTAL
                                                              ---------   --------
Public offering price.......................................  $           $
Underwriting discounts and commissions......................  $           $
Proceeds to selling stockholders (before expenses)..........  $           $

The selling stockholders have granted the underwriters a 30-day option to purchase up to an additional 1,500,000 shares of common stock on the same terms and conditions as set forth above to cover over-allotments, if any. Denbury has agreed to pay expenses incurred by the selling stockholders in connection with this offering, other than the underwriting discount.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on
or about November   , 2002.
--------------------------------------------------------------------------------

LEHMAN BROTHERS
           CIBC WORLD MARKETS
                        RAYMOND JAMES
                                   JOHNSON RICE & COMPANY L.L.C.

NOVEMBER    , 2002

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                              PAGE
                                                              ----
Prospectus Summary..........................................   S-1
Risk Factors................................................   S-9
Use of Proceeds.............................................  S-14
Selling Stockholders........................................  S-15
Underwriting................................................  S-16
Legal Matters...............................................  S-18
Glossary....................................................  S-19

                                   PROSPECTUS

                                                              PAGE
                                                              ----
About This Prospectus.......................................    3
Where You Can Find More Information.........................    3
Risk Factors................................................    4
Forward-Looking Statements..................................    5
The Company.................................................    6
Ratio of Earnings to Fixed Charges..........................    7
Use of Proceeds.............................................    7
Description of Debt Securities..............................    8
Description of Capital Stock................................   16
Description of Depositary Shares............................   17
Description of Warrants.....................................   18
Selling Shareholders........................................   19
Plan of Distribution........................................   19
Legal Opinions..............................................   20
Experts.....................................................   21

     This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which gives more general information and includes disclosures that would pertain if at some time in the future we or selling stockholders were to sell debt securities, capital stock, depositary shares or warrants. Thus, the accompanying prospectus contains data which does not apply to this offering.

     If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

     You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. The selling stockholders are offering to sell the shares, and seeking offers to buy the shares, only in jurisdictions where offers and sales are permitted. You should not assume that the information we have included in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the dates shown in these documents or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since that date.

                                    SUMMARY

     This summary does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus supplement and the accompanying prospectus carefully, including the matters discussed under the caption "Risk Factors" and the detailed information and financial statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus. When used in this prospectus supplement, the terms "we," "our" and "us" except as otherwise indicated or as the context otherwise indicates, refer to Denbury Resources Inc. and its subsidiaries. Oil and natural gas terms used in this prospectus supplement are defined in the "Glossary" section.

                                  THE COMPANY

     We are an independent oil and natural gas company engaged in acquisition, development and exploration activities in the U.S. Gulf Coast region. We are the largest producer of oil and natural gas in Mississippi and have significant operations onshore Louisiana and in the offshore Gulf of Mexico. Our strategy is to increase the value of our properties in our core areas through a combination of acquisitions, exploitation, drilling and proven engineering extraction processes, including secondary (waterflood) and tertiary (carbon dioxide or CO(2) injection) recovery techniques.

     We believe that CO(2) flooding is the most efficient tertiary recovery mechanism for crude oil. Our ownership of critical CO(2) assets, our dominant position as the largest producer in Mississippi and our inventory of prospects have positioned us to increase our reserves there at attractive finding costs. In our CO(2) operations in Mississippi, we believe that there are significant additional reserves in fields controlled by us along our CO(2) pipeline in addition to our proved reserves in this area.

     We have a well-balanced portfolio of development, exploitation and exploration projects, including long-lived oil and shorter-lived natural gas properties. We operate properties accounting for over 80% of our total PV-10 Value, which gives us a significant advantage through being able to control our cost structure and the timing of major operational decisions. A key to our growth has been our strategy of exploitation and development of acquired properties, with a goal of doubling the reserves in place at the time of acquisition. From our inception in 1990 through December 31, 2001, approximately
70.4 MMBOE of our reserves and cumulative production have come from acquisitions and 56.2 MMBOE from subsequent development activities, excluding 22.4 MMBOE of reserves purchased in acquisitions made during 2001, which we are just beginning to develop.

     As of December 31, 2001, we had estimated proved reserves of 109.5 MMBOE, with a PV-10 Value of $574.3 million. Of these proved reserves, 76% are proved developed and 30% are natural gas. We have an established track record for reserve and production growth, with an average compound annual growth rate over the four-year period ended December 31, 2001, of 14% in proved reserves and 22% in production. Our third quarter 2002 average production was 35,506 BOE/d, which was 53% oil and 47% natural gas. From 1999 to 2001, we had a 20% compounded annual growth rate in net asset value per share, based on the year-end PV-10 Value of our proved reserves using constant year-end 2001 oil and natural gas prices in each period. We are continuing to focus upon growth in our net asset value per share, principally through debt reduction and increases in our reserve value using constant prices.

     We manage our operations and financial resources conservatively to enable us to execute our business plan over the entire commodity price cycle. Our goal is to maintain a ratio of debt to operating cash flow of not more than approximately 2.0 to 1.0. We hedge a portion of our commodity price risk to help protect a base level of cash flow for budgeted capital expenditures and projected economics of properties we acquire.

     Our principal executive office is located at 5100 Tennyson Parkway, Suite 3000, Plano, Texas 75024 and our telephone number is 972-673-2000.

                               BUSINESS STRATEGY

     As part of our business strategy, we seek to:

     - achieve attractive returns on capital through prudent acquisitions and subsequent exploitation of those acquired properties;

     - maintain a balanced portfolio of quality assets;

     - maintain a conservative balance sheet to ensure maximum financial and operational flexibility; and

     - create strong employee incentives through equity ownership throughout our company.

     We believe that our growth to date in proved reserves, production, net asset value and cash flow is a direct result of our adherence to several fundamental principles that are at the core of our long-term growth strategy:

     Regional Focus. By focusing our efforts in the Gulf Coast region, primarily Mississippi, Louisiana and the Gulf of Mexico, we have been able to accumulate substantial geological and reservoir data and operating experience, which we believe provide us with a significant competitive advantage.

     Disciplined Acquisition Strategy. We attempt to exploit our competitive advantages in our core areas to purchase properties with substantial exploitation potential at attractive prices. These strategic acquisitions have helped us to increase and balance our reserve profile at attractive finding and development costs.

     Effective Property Exploitation. We work to maximize the value of our properties through a combination of increasing production, increasing recoverable reserves and/or reducing operating costs. Our goal is to double the reserves in place at the time of acquisition of any property.

     Operational Control. We intend to continue to acquire working interests that either give us operational control or that we believe may lead to operational control through future strategic acquisitions and leases.

     Experienced and Motivated Personnel. As of September 30, 2002, we have approximately 50 geological and engineering professionals with an average of over 22 years experience in the Gulf Coast region. We emphasize a team approach through our compensation methods, whereby bonuses and options are broadly distributed to every employee based on salary, by encouraging recommendations from the bottom up, and through our management style. Employees below the top five most highly compensated Denbury employees received 95% of the total option grants in 2001.

                         EXECUTION OF BUSINESS STRATEGY

     During the last few years, by remaining focused in our core areas and through the use of several small but strategic acquisitions, we have developed a unique competitive advantage in Mississippi with our CO(2) tertiary recovery program. Our position gives us the opportunity to increase reserves at attractive finding costs in a relatively low risk manner. At the same time, we have balanced our portfolio and improved the overall quality of our production by acquiring Gulf of Mexico natural gas properties through our acquisition of Matrix Oil & Gas, Inc. in July 2001.

CO(2) DEVELOPMENT AND ACQUISITIONS

     We believe CO(2) injection is the most efficient tertiary recovery mechanism for crude oil. This successful technique requires a substantial CO(2) source near the fields to be flooded. In September 1999, we acquired our first CO(2) tertiary recovery project at Little Creek field in Mississippi, which was originally developed by Shell Oil Company. Since our acquisition of this field, we have increased production from 1,350 Bbls/d to an average of 3,222 Bbls/d during the third quarter of 2002. Following our success at Little Creek, we embarked upon a strategic program to build a dominant position in this niche, as we recognized that several other fields in the area were also excellent CO(2) flood candidates, produce from the same Lower Tuscaloosa formation, share very similar reservoir characteristics and are in close proximity to each other. Following are highlights of our activities over the last two years:

     - In February 2001, we acquired approximately 800 Bcf of proved producing CO(2) reserves for $42.0 million, a purchase that gave us control of almost all of the CO(2) supply in Mississippi, as well as ownership and control of a critical 183-mile CO(2) pipeline. This acquisition provided the platform to significantly expand our CO(2) tertiary recovery operations because it assured us that CO(2) would be available to us at a reasonable and predictable cost.

     - During 2001 and 2002, we acquired several fields in our CO(2) operating area, including the West Mallalieu and McComb fields. Typical of mature fields in this area, the acquisition cost of both of these fields was minor, but both have significant reserve potential at a development cost of approximately $4.00 per BOE. As an example, we acquired West Mallalieu in April 2001 for $4.0 million, and by year-end 2001 recognized 10.4 MMBOE of proved reserves, with additional future reserve potential at this field. We began to develop West Mallalieu late in 2001 and thus far have increased net production from 75 Bbls/d in April 2001 to approximately 670 Bbls/d in the third quarter of 2002. We plan to begin development of McComb field in 2003 and believe that it has significant reserve potential.

     - In May 2002, we acquired the 2.0% general partner interest in Genesis Energy, L.P. Genesis is engaged in crude oil gathering, marketing and transportation with three primary pipeline systems in Texas, Alabama/Florida and Mississippi. Genesis' Mississippi pipeline runs near several of our tertiary recovery operations in southwest Mississippi and within 25 miles of our Heidelberg field and several of our other east Mississippi fields. This acquisition has enhanced our marketing position for our Mississippi oil production.

     - In August 2002, we acquired COHO Energy Inc.'s Gulf Coast properties, which contained an estimated 14.4 million barrels of oil (excluding any potential reserves from tertiary recovery), plus Brookhaven field, another significant tertiary flood candidate along our CO(2) pipeline. By exploiting our scale, regional competitive advantage and strategic ownership of the general partner interest in Genesis Energy, we were able to increase the average realized price for post-acquisition production from these properties by approximately $3.40 per barrel over the prices that COHO realized earlier this year. This translates into a 50% increase in the PV-10 Value of the acquisition, using constant prices and the future price strip as of the time of acquisition. We do not expect to begin development of Brookhaven field until at least 2004, but believe that this field contains one of the area's most significant potential oil reserves for tertiary recovery.

     With anticipated all-in finding and development costs of approximately $4.00 per BOE and anticipated operating costs of $9.00 to $10.00 per BOE, these tertiary recovery operations in west Mississippi along our pipeline are very profitable, even at $18 to $20 oil prices, as they produce light sweet oil that receives near NYMEX pricing. We believe that there is also the potential to extend our pipeline to eastern Mississippi or southern Louisiana to use CO(2) in tertiary recovery efforts for other potential oil reserves in these areas.

OFFSHORE GULF OF MEXICO EXPANSION

     In July 2001, we acquired Matrix Oil & Gas, Inc., an independent oil and gas company based in Covington, Louisiana for $98.2 million in cash and 6.6 million shares of our common stock, for total consideration of $157.4 million. Matrix primarily focused on the offshore Gulf of Mexico, with an interest in 19 offshore blocks and two onshore fields. The Matrix acquisition helped balance our production profile by providing us with quality natural gas assets in the Gulf of Mexico shelf, a complement to our longer-life oil assets in Mississippi, and by bringing our oil and natural gas production close to a 50/50 mix. At the time of acquisition, Matrix had estimated proved reserves of 11.9 MMBOE (71.6
Bcfe), 92% of which was natural gas. By year-end 2001, the proved reserves on these properties had increased to 16.1 MMBOE (96.6 Bcfe), an increase of 46% after adjustment for the 7.7 Bcfe of interim production. We also increased the average daily production from approximately 40.0 MMcfe/d at the time of acquisition, to 48.9 MMcfe/d in the second quarter of 2002 and 44.4 MMcfe/d in the third quarter of 2002, with the third quarter production decrease primarily due to shut-ins resulting from Tropical Storm Isidore. We have just begun to develop these properties and have identified several prospects, one or two of which we expect to drill in late 2002 and several more that we expect to drill in 2003.

                                  THE OFFERING

Common stock offered by the
selling stockholders:            10.0 million shares

Common stock outstanding on
October 31, 2002:                53.5 million shares

Use of proceeds:                 We will not receive any of the proceeds from
                                 the sale of shares by the selling stockholders.
                                 The selling stockholders will receive all net proceeds from the sale of shares of our common stock offered in this prospectus supplement.

New York Stock Exchange
symbol:                          DNR

     As of October 31, 2002, options to acquire approximately 5.0 million shares of common stock at a weighted average exercise price of $8.43 per share were outstanding.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The summary historical consolidated financial data set forth below as of and for each of the three years ended December 31, 1999, 2000 and 2001 have been derived from our audited consolidated financial statements. The summary historical consolidated financial data as of and for the nine-month periods ended September 30, 2001 and 2002 have been derived from our unaudited consolidated financial statements which, in management's opinion, include all adjustments, consisting of only normal recurring adjustments, necessary to present fairly the results for such periods. The operating results for such interim periods are not necessarily indicative of the operating results to be expected for a full fiscal year. The table should be read in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" that are incorporated by reference into the accompanying prospectus.

                                                                               NINE MONTHS ENDED
                                              YEAR ENDED DECEMBER 31,            SEPTEMBER 30,
                                         ---------------------------------   ---------------------
                                           1999        2000        2001        2001        2002
                                         ---------   ---------   ---------   ---------   ---------
                                                  (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA
Revenues:
  Oil, natural gas and related product
     sales.............................  $  90,991   $ 204,636   $ 260,398   $ 208,992   $ 194,177
  CO(2) sales..........................         --          --       5,210       3,738       5,568
  Gain (loss) on settlements of
     derivative contracts..............     (9,416)    (25,264)     18,654       7,835       2,430
  Interest and other income............      1,415       2,279         849         340       1,229
                                         ---------   ---------   ---------   ---------   ---------
          Total revenues...............     82,990     181,651     285,111     220,905     203,404
                                         ---------   ---------   ---------   ---------   ---------
Expenses:
  Lease operating costs................     26,029      38,676      55,049      39,558      50,266
  Production taxes and marketing
     expenses..........................      3,662       8,051      10,963       8,432       8,880
  CO(2) operating costs................         --          --         891         708         960
  General and administrative...........      7,029       8,055       9,297       6,924       8,474
  Depreciation, depletion and
     amortization......................     25,515      36,214      71,345      47,687      70,162
  Interest.............................     15,795      15,255      22,335      15,575      20,086
  Franchise taxes......................        346         467         877         905       1,070
  Loss on Enron related assets.........         --          --      25,164          --          --
  Amortization of derivative contracts
     and other non-cash hedging
     adjustments.......................         --          --       7,816       5,833      (3,226)
                                         ---------   ---------   ---------   ---------   ---------
          Total expenses...............     78,376     106,718     203,737     125,622     156,672
                                         ---------   ---------   ---------   ---------   ---------
Equity in net income of Genesis........         --          --          --          --          22
                                         ---------   ---------   ---------   ---------   ---------
Income before income taxes.............      4,614      74,933      81,374      95,283      46,754
Income tax provision (benefit):
  Current..............................         --         558         640         900        (428)
  Deferred.............................         --     (67,852)     24,184      34,355      15,679
                                         ---------   ---------   ---------   ---------   ---------
     Total income taxes................         --     (67,294)     24,824      35,255      15,251
                                         ---------   ---------   ---------   ---------   ---------
Net income.............................  $   4,614   $ 142,227   $  56,550   $  60,028   $  31,503
                                         =========   =========   =========   =========   =========
Net income per common share:
  Basic................................  $    0.12   $    3.10   $    1.15   $    1.25   $    0.59
  Diluted..............................       0.12        3.07        1.12        1.22        0.58
Weighted average common shares
  outstanding:
  Basic................................     39,928      45,823      49,325      48,127      53,170
  Diluted..............................     39,987      46,352      50,361      49,244      54,193

                                                                               NINE MONTHS ENDED
                                              YEAR ENDED DECEMBER 31,            SEPTEMBER 30,
                                         ---------------------------------   ---------------------
                                           1999        2000        2001        2001        2002
                                         ---------   ---------   ---------   ---------   ---------
                                                  (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
OTHER FINANCIAL DATA:
Operating cash flow(a).................  $  31,619   $ 111,555   $ 186,801   $ 148,846   $ 116,124
Capital expenditures(b)................     54,967     134,021     327,175     265,932     129,336
EBITDA(c)..............................     45,498     125,352     206,856     164,423     133,191
Net cash provided by operating
  activities...........................     41,200      95,972     185,047     142,072     102,983
Net cash used in investing
  activities...........................    (58,295)   (133,040)   (318,830)   (255,275)   (139,820)
Net cash provided by financing
  activities...........................     26,814      47,593     134,986     114,647      36,265

BALANCE SHEET DATA (AT END OF PERIOD):
Oil and gas properties, net(d).........  $ 210,955   $ 307,514   $ 624,024   $ 586,698   $ 684,732
Total assets...........................    252,566     457,379     789,988     795,765     862,748
Long-term debt, including current
  portion..............................    152,500     199,000     334,769     314,522     369,641
Stockholders' equity...................     72,428     216,165     349,168     355,441     358,934

---------------

(a) Represents cash flow from operating activities exclusive of the net changes in assets and liabilities.

(b) Capital expenditures include oil and natural gas expenditures and acquisitions of oil and natural gas properties. Expenditures also include the value of the 6.6 million shares of our stock issued for the Matrix acquisition in July 2001, but exclude expenditures relating to CO(2) capital investments.

(c) EBITDA is defined as net income plus interest, income taxes, depreciation, depletion and amortization, and changes in derivative fair value. EBITDA is a financial measure commonly used in our industry and should not be considered in isolation or as a substitute for net income, net cash provided by operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. EBITDA as defined above may not be comparable to similarly titled measures of other companies.

(d)  Excludes net book value of CO(2) related property and equipment.

                    SUMMARY OIL AND NATURAL GAS RESERVE DATA

     The following table summarizes our estimates of net proved oil and natural gas reserves as of the dates indicated and the present value attributable to the reserves at such dates. Estimates of our net proved oil and natural gas reserves as of December 31, 2001 and 2000 were prepared by DeGolyer and MacNaughton, and the estimates as of December 31, 1999 were prepared by Netherland, Sewell and Associates, Inc., both of which are independent petroleum engineering firms located in Dallas, Texas.

     All reserves estimates were prepared using constant prices and costs in accordance with the guidelines of the SEC based on the prices received on a field-by-field basis as of December 31 of each year. Reserve estimates do not include any value for probable or possible reserves which may exist, nor do they include any value for undeveloped acreage. The reserve estimates represent our net revenue interest in our properties. These reserve estimates do not include the estimated 14.4 MMBOE of proved reserves (as of June 30, 2002) acquired in the COHO acquisition in August 2002. These COHO reserves had a PV-10 Value of $110.4 million based on June 30, 2002 NYMEX prices of $26.86 per Bbl and $3.245 per MMBtu.

                                                                     AS OF DECEMBER 31,
                                                              --------------------------------
                                                                1999        2000        2001
                                                              --------   ----------   --------
ESTIMATED PROVED RESERVES:
  Oil (MBbls)...............................................    51,832       70,667     76,490
  Natural gas (MMcf)........................................    50,438      100,550    198,277
  Oil equivalent (MBOE).....................................    60,238       87,425    109,536

PERCENTAGE OF TOTAL MBOE:
  Proved producing..........................................        41%          57%        53%
  Proved non-producing......................................        25%          18%        23%
  Proved undeveloped........................................        34%          25%        24%

REPRESENTATIVE OIL AND GAS PRICES:(a)
  Oil -- NYMEX WTI per Bbl..................................  $  25.60   $    26.80   $  19.84
  Natural gas -- NYMEX Henry Hub per MMBtu..................      2.12         9.78       2.57

PRESENT VALUES:
  Discounted estimated future net cash flow before income
     taxes (PV-10 Value) (in thousands)(b)..................  $462,870   $1,158,969   $574,328

AVERAGE RESERVE LIFE INDEX(c)...............................       9.9         11.2        9.6
RESERVE ADDITIONS:
  Acquisitions (MBOE).......................................     8,171        5,050     22,462
  Extensions and discoveries (MBOE).........................     5,868        7,011     13,383
  Revisions (MBOE)..........................................    16,049       23,587     (2,352)
                                                              --------   ----------   --------
     Total additions (MBOE).................................    30,088       35,648     33,493
                                                              ========   ==========   ========

---------------

(a) Oil and natural gas prices as of each respective period end were based on NYMEX prices per Bbl and MMBtu, with these representative prices adjusted by field to arrive at the appropriate corporate net price.

(b) Determined based on period end unescalated prices and costs in accordance with the guidelines of the SEC, discounted at 10% per annum.

(c) Average reserve life index is calculated by dividing total reserves by our actual production for the period.

                             SUMMARY OPERATING DATA

     The following table shows certain summary information with respect to production and sales of oil and natural gas for the periods indicated.

                                                                            NINE MONTHS ENDED
                                                YEAR ENDED DECEMBER 31,       SEPTEMBER 30,
                                              ---------------------------   ------------------
                                               1999      2000      2001      2001       2002
                                              -------   -------   -------   -------   --------
AVERAGE DAILY PRODUCTION VOLUMES:
  Oil (Bbls)................................   12,090    15,219    16,978    16,536     18,201
  Natural gas (Mcf).........................   27,948    37,078    85,238    80,268    103,581
  BOE(a)....................................   16,748    21,399    31,185    29,914     35,465

UNIT SALES PRICES (EXCLUDING HEDGES):
  Price per Bbl of oil......................  $ 15.03   $ 25.89   $ 21.34   $ 23.08   $  21.66
  Price per Mcf of natural gas..............     2.42      4.45      4.12      4.78       3.06

UNIT SALES PRICES (INCLUDING HEDGES):
  Price per Bbl of oil......................  $ 13.08   $ 23.50   $ 21.65   $ 23.08   $  21.70
  Price per Mcf of natural gas..............     2.34      3.57      4.66      5.14       3.14

PER BOE DATA:(a)
  Revenue...................................  $ 14.88   $ 26.13   $ 22.88   $ 25.59   $  20.06
  Gain (loss) on hedges.....................    (1.54)    (3.23)     1.64      0.96       0.25
  Lease operating expenses..................    (4.25)    (4.94)    (4.84)    (4.85)     (5.19)
  Production taxes..........................    (0.60)    (1.02)    (0.96)    (1.03)     (0.92)
                                              -------   -------   -------   -------   --------
       Production netback...................     8.49     16.94     18.72     20.67      14.20
  Operating cash flow from CO(2)............       --        --      0.38      0.37       0.48
  General and administrative expense........    (1.21)    (1.09)    (0.89)    (0.96)     (0.99)
  Net cash interest expense.................    (2.22)    (1.54)    (1.74)    (1.76)     (1.75)
  Current income taxes and other............     0.11     (0.07)    (0.06)    (0.10)      0.05
                                              -------   -------   -------   -------   --------
       Operating cash flow(b)...............  $  5.17   $ 14.24   $ 16.41   $ 18.22   $  11.99
                                              =======   =======   =======   =======   ========

---------------

(a) Barrel of oil equivalent using the ratio of one Bbl of oil to six Mcf of natural gas.

(b) Represents cash flow from operating activities, exclusive of the net change in assets and liabilities.

                                  RISK FACTORS

     There are a number of risks associated with investing in Denbury and in our industry. You should consider carefully the following risk factors, in addition to the risk factors and other information contained in this prospectus supplement, in the accompanying prospectus and in the documents that are incorporated by reference, before you decide to purchase our stock.

OIL AND NATURAL GAS PRICES ARE VOLATILE. A SUBSTANTIAL DECREASE IN OIL AND NATURAL GAS PRICES COULD ADVERSELY AFFECT OUR FINANCIAL RESULTS.

     Our future financial condition, results of operations and the carrying value of our oil and natural gas properties depend primarily upon the prices we receive for our oil and natural gas production. Oil and natural gas prices historically have been volatile and are likely to continue to be volatile in the future. Our cash flow from operations is highly dependent on the prices that we receive for oil and natural gas. This price volatility also affects the amount of our cash flow available for capital expenditures and our ability to borrow money or raise additional capital. The amount we are able to borrow or have outstanding under our bank credit facility is subject to semi-annual redeterminations based on current prices at the time of redetermination. In the short-term, our production is balanced between oil and natural gas, but long-term, oil prices are likely to affect us more than natural gas prices because approximately 70% of our reserves are oil. The prices for oil and natural gas are subject to a variety of additional factors that are beyond our control. These factors include:

     - the level of consumer demand for oil and natural gas;

     - the domestic and foreign supply of oil and natural gas;

     - the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;

     - the price of foreign oil and natural gas;

     - domestic governmental regulations and taxes;

     - the price and availability of alternative fuel sources;

     - weather conditions;

     - market uncertainty;

     - political conditions or hostilities in oil and natural gas producing regions, including the Middle East; and

     - worldwide economic conditions.

     These factors and the volatility of the energy markets generally make it extremely difficult to predict future oil and natural gas price movements with any certainty. Declines in oil and natural gas prices would not only reduce revenue, but could reduce the amount of oil and natural gas that we can produce economically and, as a result, could have a material adverse effect on our financial condition, results of operations and reserves. If the oil and natural gas industry experiences significant price declines, we may, among other things, be unable to meet our financial obligations or make planned expenditures.

WE COULD INCUR A WRITE-DOWN OF THE CARRYING VALUES OF OUR PROPERTIES IN THE FUTURE DEPENDING ON OIL AND NATURAL GAS PRICES, WHICH COULD NEGATIVELY IMPACT OUR NET INCOME.

     Under the full cost method of accounting, SEC accounting rules require us to review the carrying value of our oil and gas properties on a quarterly basis for possible write-down or impairment. Under these rules, capitalized costs of proved reserves may not exceed a ceiling calculated at the present value of estimated future net revenues from those proved reserves, determined using a 10% per year discount and unescalated prices in effect as of the end of each fiscal quarter (PV-10 Value). Capital costs in excess of the ceiling must be permanently written down. The changes in oil and natural gas prices have a significant impact on our

PV-10 Value, and thus a decline in prices could cause a write-down which would negatively affect our net income.

OUR PRODUCTION WILL DECLINE IF OUR ACCESS TO SUFFICIENT AMOUNTS OF CARBON DIOXIDE IS LIMITED.

     The crude oil production from our tertiary recovery projects depends on our having access to sufficient amounts of carbon dioxide. Our ability to produce this oil would be hindered if our supply of carbon dioxide were limited due to problems with our current CO(2) producing wells and facilities, including compression equipment, or catastrophic pipeline failure. Our anticipated future production growth is also dependent on our ability to increase the production volumes of CO(2). If our crude oil production were to decline, it could have a material adverse effect on our financial condition and, results of operations.

ESTIMATING OUR RESERVES, PRODUCTION AND FUTURE NET CASH FLOW IS DIFFICULT TO DO WITH ANY CERTAINTY.

     Estimating quantities of proved oil and natural gas reserves is a complex process. It requires interpretations of available technical data and various assumptions, including assumptions relating to economic factors, such as future commodity prices, production costs, severance and excise taxes, capital expenditures and workover and remedial costs, and the assumed effect of governmental regulation. There are numerous uncertainties about when a property may have proved reserves as compared to potential or probable reserves, particularly relating to our tertiary recovery operations. Actual results most likely will vary from our estimates. Also, the use of a 10% discount factor for reporting purposes, as prescribed by the SEC, may not necessarily represent the most appropriate discount factor, given actual interest rates and risks to which our business or the oil and natural gas industry in general are subject. Any significant inaccuracies in these interpretations or assumptions or changes of conditions could cause the quantities and net present value of our reserves to be overstated.

     The reserve data included in this prospectus supplement and other documents incorporated by reference represent only estimates. You should not assume that the present values referred to in this prospectus supplement and other documents incorporated by reference represent the current market value of our estimated oil and natural gas reserves. In accordance with requirements of the SEC, the estimates of present values are based on prices and costs as of the date of the estimates. Actual future prices and costs may be materially higher or lower than the prices and cost as of the date of the estimate. A change in price of $0.10 per Mcf and $1.00 per Bbl would result in a change in our December 31, 2001 PV-10 Value of proved reserves of approximately 2.5% and 6.5%, respectively.

     At December 31, 2001, approximately 24% of our estimated proved reserves were undeveloped. Recovery of undeveloped reserves requires significant capital expenditures and may require successful drilling operations. The reserve data assumes that we can and will make these expenditures and conduct these operations successfully, but these assumptions may not be accurate, and this may not occur.

OUR FUTURE PERFORMANCE DEPENDS UPON OUR ABILITY TO FIND OR ACQUIRE ADDITIONAL OIL AND NATURAL GAS RESERVES THAT ARE ECONOMICALLY RECOVERABLE.

     Unless we successfully replace the reserves that we produce, our reserves will decline, resulting eventually in a decrease in oil and natural gas production and lower revenues and cash flows from operations. We historically have replaced reserves through both drilling and acquisitions. We may not be able to continue to replace reserves at acceptable costs. The business of exploring for, developing or acquiring reserves is capital intensive. We may not be able to make the necessary capital investment to maintain or expand our oil and natural gas reserves if cash flows from operations are reduced, due to lower oil or natural gas prices or otherwise, or if external sources of capital become limited or unavailable. If we do not continue to make significant capital expenditures, or if our outside capital resources become limited, we may not be able to maintain our growth rate. In addition, our drilling activities are subject to numerous risks, including the risk that no commercially productive oil or natural gas reserves will be encountered. Exploratory drilling involves more risk than development drilling because exploratory drilling is designed to test formations for which proved reserves have not been discovered.

OUR FAILURE, IN THE LONG TERM, TO COMPLETE FUTURE ACQUISITIONS SUCCESSFULLY COULD REDUCE OUR EARNINGS AND SLOW OUR GROWTH.

     Acquisitions are an essential part of our long-term growth strategy, and our ability to acquire additional properties on favorable terms is key to our long-term growth. There is intense competition for acquisition opportunities in our industry. The level of competition varies depending on numerous factors. Depending on conditions in the acquisition market, it may be difficult or impossible for us to identify properties for acquisition or we may not be able to make acquisitions on terms that we consider economically acceptable. Competition for acquisitions may increase the cost of, or cause us to refrain from, completing acquisitions. Our strategy of completing acquisitions is dependent upon, among other things, our ability to obtain debt and equity financing and, in some cases, regulatory approvals. Our ability to pursue our long-term growth strategy may be hindered if we are not able to obtain financing or regulatory approvals. Our ability to grow through acquisitions and manage growth will require us to continue to invest in operational, financial and management information systems and to attract, retain, motivate and effectively manage our employees. The inability to manage the integration of acquisitions effectively could reduce our focus on subsequent acquisitions and current operations, which, in turn, could negatively impact our earnings and growth. Our financial position and results of operations may fluctuate significantly from period to period, based on whether or not significant acquisitions are completed in particular periods.

THERE ARE RISKS IN ACQUIRING OIL AND NATURAL GAS PROPERTIES.

     Our long-term business strategy includes growing our reserve base through acquisitions. We are continually identifying and evaluating acquisition opportunities such as our recently completed COHO acquisition and the acquisition of Matrix in 2001. However, the magnitude of these acquisitions, together with the inherent difficulty in evaluating the acquired properties and forecasting reserves, may result in our inability to achieve or maintain targeted production levels. In that case, our ability to realize the total economic benefit from an acquisition may be reduced or eliminated.

     The acquisition of oil and gas properties involves uncertainties and requires an assessment of several factors, including recoverable reserves, future oil and gas prices, operating costs, potential environmental and other liabilities and other factors beyond our control. These assessments are necessarily inexact, and it is generally not possible to review in detail every individual property involved in an acquisition. We generally assume preclosing liabilities and often are not entitled to contractual indemnification for preclosing liabilities, including environmental liabilities. Often, we acquire interests in properties on an "as is" basis with limited or no remedies for breaches of representations and warranties. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploration projects. We will not be able to assure you that our acquisitions will achieve desired profitability objectives. We may assume cleanup or reclamation obligations in connection with these acquisitions, and the scope and cost of these obligations may ultimately be materially greater than estimated at the time of the acquisition.

     Acquisitions may involve a number of other special risks, including:

     - diversion of management attention from existing operations;

     - unexpected losses of key employees, customers and suppliers of the acquired business;

     - conforming the financial, technological and management standards, processes, procedures and controls of the acquired business with those of our existing operations; and

     - increasing the scope, geographic diversity and complexity of our operations.

OIL AND NATURAL GAS DRILLING AND PRODUCING OPERATIONS INVOLVE VARIOUS RISKS.

     Drilling activities are subject to many risks, including the risk that no commercially productive reservoirs will be discovered. There can be no assurance that new wells drilled by us will be productive or that we will recover all or any portion of our investment in such wells. Drilling for oil and natural gas may involve unprofitable efforts, not only from dry wells but also from wells that are productive but do not produce sufficient net reserves to return a profit after deducting drilling, operating and other costs. The seismic data and other technologies we use do not allow us to know conclusively prior to drilling a well that oil or natural gas is present or may be produced economically. The cost of drilling, completing and operating a well is often uncertain, and cost factors can adversely affect the economics of a project. Further, our drilling operations may be curtailed, delayed or canceled as a result of numerous factors, including:

     - unexpected drilling conditions;

     - title problems;

     - pressure or irregularities in formations;

     - equipment failures or accidents;

     - adverse weather conditions;

     - compliance with environmental and other governmental requirements; and

     - cost of, or shortages or delays in the availability of, drilling rigs, equipment and services.

     Our operations are subject to all the risks normally incident to the operation and development of oil and natural gas properties and the drilling of oil and natural gas wells, including encountering well blowouts, cratering and explosions, pipe failure, fires, formations with abnormal pressures, uncontrollable flows of oil, natural gas, brine or well fluids, release of contaminants into the environment and other environmental hazards and risks.

     The nature of these risks is such that some liabilities could exceed our insurance policy limits, or, as in the case of environmental fines and penalties, cannot be insured. We could incur significant costs that could have a material adverse effect upon our financial condition due to these risks.

     Our CO(2) tertiary recovery projects require a significant amount of electricity to operate the facilities. If these costs were to increase significantly, it could have a material adverse effect upon the profitability of these operations.

WE ARE SUBJECT TO COMPLEX FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS THAT COULD ADVERSELY AFFECT OUR BUSINESS.

     Exploration for and development, exploitation, production and sale of oil and natural gas in the United States are subject to extensive federal, state and local laws and regulations, including complex tax laws and environmental laws and regulations. Existing laws or regulations, as currently interpreted or reinterpreted in the future, or future laws or regulations could harm our business, results of operations and financial condition. We may be required to make large expenditures to comply with environmental and other governmental regulations. In addition, in connection with the Matrix acquisition, we acquired several offshore properties which are regulated by the Minerals Management Service of the U.S. Department of Interior. Accordingly, our offshore properties will undergo more frequent on-site governmental reviews and will be subject to a greater number of compliance procedures, which could result in increased compliance or operating costs or production being delayed or suspended.

     Matters subject to regulation include oil and gas production and saltwater disposal operations and our processing, handling and disposal of hazardous materials, such as hydrocarbons and naturally occurring radioactive materials, discharge permits for drilling operations, spacing of wells, environmental protection, reports concerning operations, and taxation. Under these laws and regulations, we could be liable for personal injuries, property damage, oil spills, discharge of hazardous materials, reclamation costs, remediation and clean-up costs and other environmental damages.

SHORTAGES OF OIL FIELD EQUIPMENT, SERVICES AND QUALIFIED PERSONNEL COULD REDUCE OUR CASH FLOW AND ADVERSELY AFFECT RESULTS OF OPERATIONS.

     The demand for qualified and experienced field personnel to drill wells and conduct field operations, geologists, geophysicists, engineers and other professionals in the oil and natural gas industry can fluctuate significantly, often in correlation with oil and natural gas prices, causing periodic shortages. There have also been shortages of drilling rigs and other equipment, as demand for rigs and equipment has increased along with the number of wells being drilled. These factors also cause significant increases in costs for equipment, services and personnel. Higher oil and natural gas prices generally stimulate increased demand and result in increased prices for drilling rigs, crews and associated supplies, equipment and services. As an example, during 2001 we experienced significantly higher costs for drilling rigs and other related services. We cannot be certain when we will experience these same issues and these types of shortages or price increases could significantly decrease our profit margin, cash flow and operating results or restrict our ability to drill those wells and conduct those operations which we currently have planned and budgeted.

WE DEPEND ON OUR KEY PERSONNEL.

     We believe our continued success depends on the collective abilities and efforts of our senior management. The loss of one or more key personnel could have a material adverse effect on our results of operations. We do not have any employment agreements and do not maintain any key man life insurance policies. Additionally, if we are unable to find, hire and retain needed key personnel in the future, our results of operations could be materially and adversely affected.

AFTER THIS OFFERING OUR CONTROLLING STOCKHOLDER WILL STILL HOLD A SIGNIFICANT PERCENTAGE OF OUR OUTSTANDING COMMON STOCK.

     Affiliates of the Texas Pacific Group beneficially own approximately 51% of our outstanding common stock before this offering and will own approximately 32% following this offering (or approximately 30% if the underwriters' over-allotment option is exercised). Their representatives currently hold four of nine seats on our board of directors. No immediate plans have been made, nor do any arrangements exist, regarding their representatives continuing to serve as board members. The board of directors could determine to nominate fewer Texas Pacific Group representatives for board positions in 2003. As a result of its ownership and provisions of our certificate of incorporation and bylaws, the Texas Pacific Group has historically had the effective ability to elect all our directors and to control our business and affairs, including decisions with respect to the acquisition or disposition of assets, the future issuance of our common stock or other securities, dividend policy and decisions with respect to our drilling, operating and acquisition expenditure plans. While the Texas Pacific Group will have less than 50% of our stock following this offering, they will still be our largest single stockholder and will still control such a large portion of our stock that their effective control will not be significantly diminished. Since our certificate of incorporation requires a two-thirds majority vote by the board of directors on most significant transactions, such as significant asset purchases and sales, issuances of equity and debt, changes in the board of directors and other matters, assuming that representatives of the Texas Pacific Group continue to hold over one-third of the board seats as they currently do, they will still be able to veto any decisions on these matters solely by themselves after the offering.

OUR LEVEL OF INDEBTEDNESS MAY ADVERSELY AFFECT OPERATIONS AND LIMIT OUR GROWTH.

     As of November 1, 2002, we had approximately $45 million of borrowing capacity available under our bank credit facility at the current borrowing base of $220 million. The next semi-annual redetermination of the borrowing base will be on April 1, 2003. Our bank borrowing base is adjusted at the banks' discretion and is based in part upon external factors over which we have no control. In the event our then redetermined borrowing base is less than our outstanding borrowings under the facility, we will be required to repay the deficit over a period of six months. We may also incur additional indebtedness in the future under our bank credit facility in connection with our acquisition, development, exploitation and exploration of oil and natural gas producing properties.

     As of September 30, 2002 our long-term debt comprised approximately 51% of our total capitalization.

     If oil and natural gas prices were to decline significantly, particularly for an extended period of time, our degree of leverage could increase substantially. This could have important consequences to stockholders, including but not limited to, reduced cash flow, which could reduce our capital expenditures, our future production growth, our ability to borrow funds, and increase our vulnerability to general economic conditions.

OUR USE OF HEDGING ARRANGEMENTS COULD RESULT IN FINANCIAL LOSSES OR REDUCE OUR INCOME.

     To reduce our exposure to fluctuations in the prices of oil and natural gas, we currently and may in the future enter into hedging arrangements for a portion of our oil and natural gas production. Hedging arrangements expose us to risk of financial loss in some circumstances, including when:

     - production is less than expected;

     - the counter-party to the hedging contract defaults on its contract obligations (as was the case with respect to our hedges placed in 2001 with an Enron subsidiary as counter-party, which resulted in our suffering a loss); or

     - there is a change in the expected differential between the underlying price in the hedging agreement and actual prices received.

     In addition, these hedging arrangements may limit the benefit we would receive from increases in the prices for oil and natural gas.

THE LOSS OF MORE THAN ONE OF OUR LARGE OIL AND NATURAL GAS PURCHASERS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR OPERATIONS.

     For the year ended December 31, 2001, four purchasers each accounted for more than 10% of our oil and natural gas revenues and in the aggregate, these four purchasers accounted for 52% of our oil and natural gas revenues. A loss of two or more of these purchasers could have a negative adverse effect on the prices that we are able to obtain on our production.

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of shares by the selling stockholders. The selling stockholders will receive all net proceeds from the sale of shares of our common stock offered in this prospectus supplement.

                              SELLING STOCKHOLDERS

     The following table sets forth information concerning ownership of our capital stock as of October 31, 2002 by each selling stockholder. As of October 31, 2002, there were approximately 53.5 million shares of our common stock outstanding. The percentages shown below reflect the selling stockholders' ownership of our issued and outstanding common stock.

                                                                                   SHARES OWNED
                                       SHARES OWNED AS OF                       IMMEDIATELY AFTER
                                        OCTOBER 31, 2002                          THIS OFFERING
                                      --------------------   SHARES TO BE     ----------------------
NAME AND ADDRESS OF BENEFICIAL OWNER    SHARES     PERCENT    OFFERED(1)        SHARES       PERCENT
------------------------------------  ----------   -------   ------------     ----------     -------
Texas Pacific Group(2)..............  27,274,314    51.0%     10,000,000      17,274,314      32.3%
  301 Commerce Street, Suite 3300
  Fort Worth, TX 76102

---------------

(1) Excluding any exercise of the underwriters' over-allotment option.

(2) These shares are held by affiliates of the Texas Pacific Group. Mr. Price and Mr. Bonderman, directors of Denbury, are directors, executive officers and shareholders of TPG Advisors, Inc. and TPG Advisors II, Inc. TPG Advisors, Inc. is the general partner of TPG GenPar, L.P., which in turn is the sole general partner of both TPG Partners, L.P. and TPG Parallel I, L.P., which are the direct beneficial owners of 8,721,438 shares of common stock. TPG Advisors II, Inc. is the general partner of TPG 1999 Equity Partners II, L.P. and also the general partner of TPG GenPar II, L.P., which in turn is the sole general partner of each of TPG Partners II, L.P., TPG Parallel II, L.P. and TPG Investors II, L.P., which are the direct beneficial owners of 18,552,876 shares of common stock.

     As of October 31, 2002, TPG held 51.0% of our outstanding common stock, giving TPG sufficient voting power to control the election of directors and to determine our corporate and management polices and enough voting power on our board of directors to veto actions requiring two-thirds board approval, such as mergers, consolidations, sales of all or substantially all of our assets, asset purchases and equity or debt issuances. Since December 1995, TPG has made four separate investments in our common stock.

     In April 1999, we entered into a registration rights agreement with TPG covering all 27,274,314 shares of our common stock that TPG owns. The agreement provides TPG both demand and piggyback registration rights. Under the agreement, TPG has the demand right to cause us to file up to four registration statements. To date, TPG has exercised one demand to be included in a shelf registration, which is currently available for this offering. TPG's remaining demand rights expire on April 21, 2007, and are subject to black-out periods. Under the registration rights agreement, we cannot grant any registration rights to any other person on terms more favorable than those granted to TPG.

                                  UNDERWRITING

     Under the terms of an underwriting agreement, which will be filed as an exhibit to a current report on Form 8-K and incorporated by reference into this prospectus supplement and the accompanying prospectus, each of Lehman Brothers Inc., CIBC World Markets Corp., Raymond James & Associates, Inc. and Johnson Rice & Company, L.L.C. have severally agreed to purchase from the selling stockholders the respective number of shares of our common stock opposite their names below:

                                                               NUMBER OF
UNDERWRITER                                                      SHARES
-----------                                                    ----------
Lehman Brothers Inc. .......................................
CIBC World Markets Corp.....................................
Raymond James & Associates, Inc. ...........................
Johnson Rice & Company L.L.C................................
                                                               ----------
  Total.....................................................   10,000,000
                                                               ==========

     The underwriting agreement provides that the underwriters' obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement, namely:

     - the obligation to purchase all of the shares hereby, if any of the shares are purchased;

     - the representations and warranties made by us and the selling stockholders to the underwriters are true;

     - there is no material change in the financial markets; and

     - we and the selling stockholders deliver customary closing documents to the underwriters.

     The selling stockholders have granted the underwriters a 30-day option to purchase up to 1,500,000 shares at the public offering price less underwriting discounts and commissions. This option may be exercised to cover over-allotments, if any. To the extent that the option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares proportionate to the underwriter's initial commitment as indicated in the preceding table, and the selling stockholders will be obligated, pursuant to the option, to sell these shares to the underwriters.

     The underwriters have advised us and the selling stockholders that the underwriters propose to offer shares of common stock directly to the public at the public offering price on the cover of this prospectus supplement and to selected dealers, who may include the underwriters, at such offering price less
a selling concession not in excess of $     per share. The underwriters may
allow, and the selected dealers may re-allow, a discount from the concession not
in excess of $     per share to other dealers. After the offering, the
underwriters may change the public offering price and other offering terms.

     The following table summarizes the underwriting discounts and commissions the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase up to 1,500,000 additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay the selling stockholders for the shares.

                                                              NO EXERCISE   FULL EXERCISE
                                                              -----------   -------------
Per share...................................................   $              $
  Total.....................................................   $              $

     We estimate that the total expenses of the offering, excluding underwriting
discounts and commissions, will be approximately $          . We have agreed to
pay expenses incurred in connection with the offering that are customarily paid by the registering company. We will not pay any underwriting discounts or commissions.

     Our common stock is traded on the New York Stock Exchange under the symbol "DNR."

     The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934, as amended:

     - Over-allotment involves sales by the underwriter of shares in excess of the number of shares the underwriter is obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriter is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any short position by either exercising its over-allotment option and/or purchasing shares in the open market.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriter sells more shares than could be covered by the over-allotment, which is called a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase shares in the offering.

     - Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

     These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

     Neither we, the selling stockholders, nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we, the selling stockholders, nor the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

     We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Lehman Brothers Inc. for a period of 90 days after the date of this prospectus supplement, except issuances pursuant to the exercise of options outstanding on the date hereof, grants of employee stock options pursuant to the terms of a plan in effect on the date hereof, issuances pursuant to the exercise of such options, issuances pursuant to purchases by our employees pursuant to the terms of the employee stock purchase plan in effect on the date hereof, the filing of registration statements on Form S-8 and amendments thereto in connection with those stock options or our employee stock purchase plans in existence on the date hereof and the issuance of shares or options in acquisitions in which the acquiror of such shares agrees to the foregoing restrictions.

     Each of the selling stockholders, our directors, our executive officers and certain principal stockholders have agreed that without the prior written consent of Lehman Brothers Inc. they will not for a period ending 90 days after the date of this prospectus supplement, offer for sale, sell, pledge or otherwise dispose of any shares of capital stock or any securities convertible into or exchangeable for common stock or enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of such shares of common stock, whether such transaction is settled by delivery of common stock or other securities, cash or otherwise. The restriction on the selling stockholders is subject to exceptions for the sales of common stock under this prospectus supplement. Restrictions on officers and directors are subject to exceptions for charitable contributions as long as the recipient or donee is subject to a similar restricted transfer period. Exceptions for certain officers and directors will also allow sales pursuant to tax-related selling that in the aggregate may represent not more than 30,000 shares of common stock.

     We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities relating to the offering, including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

     This prospectus supplement and the accompanying prospectus are not, and under no circumstances are to be construed as an advertisement or a public offering of shares in Canada or any province or territory thereof. Any offer or sale of shares in Canada will be made only under an exemption from the requirements to file a prospectus supplement or prospectus and an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made.

     Purchasers of the shares of our common stock offered by this prospectus supplement may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover of this prospectus supplement. Accordingly, we urge you to consult a tax advisor with respect to whether you may be required to pay those taxes or charges, as well as any other tax consequences that may arise under the laws of the country of purchase.

     A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by the underwriters and/or one or more of the selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the underwriters or the particular selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

     Other than the prospectus in electronic format, the information on the underwriters' or any selling group member's web site and any information contained in any other web site maintained by the underwriter or any selling group member is not part of the prospectus supplement, the accompanying prospectus or the registration statement of which this prospectus supplement and the accompanying prospectus form a part, has not been approved and/or endorsed by us or the underwriters or any selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

                                 LEGAL MATTERS

     The validity of the shares of common stock to be sold in the offering will be passed upon for us by our counsel, Jenkens and Gilchrist, A Professional Corporation, Houston, Texas. Certain legal matters in connection with the offering will be passed upon for the underwriters by Andrews & Kurth L.L.P.

                                    GLOSSARY

     The terms defined in this section are used throughout this prospectus supplement:

Bbl One stock tank barrel of 42 U.S. gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

Bbls/d                   Barrels of oil produced per day.

Bcf                      One billion cubic feet of natural gas.

Bcfe One billion cubic feet of natural gas equivalent using the ratio of one barrel of crude oil, condensate or natural gas liquids to 6 Mcf of natural gas.

BOE One barrel of oil equivalent using the ratio of one barrel of crude oil, condensate or natural gas liquids to 6 Mcf of natural gas.

BOE/d                    BOEs produced per day.

Btu British thermal unit, which is the heat required to raise the temperature of a one-pound mass of water from
                         58.5 to 59.5 degrees Fahrenheit.

MBbls One thousand barrels of crude oil or other liquid hydrocarbons.

MBOE                     One thousand BOEs.

MBtu                     One thousand Btus.

Mcf                      One thousand cubic feet of natural gas.

Mcf/d One thousand cubic feet of natural gas produced per day.

Mcfe One thousand cubic feet equivalent of natural gas using the ratio of one barrel of crude oil, condensate or natural gas liquids to 6 Mcf of natural gas.

MMBbls One million barrels of crude oil or other liquid hydrocarbons.

MMBOE                    One million BOEs.

MMBtu                    One million Btus.

MMcf                     One million cubic feet of natural gas.

MMcfe One million cubic feet equivalent of natural gas using the ratio of one barrel of crude oil, condensate or natural gas liquids to 6 Mcf of natural gas.

PV-10 Value              When used with respect to oil and natural gas reserves,
                         PV-10 Value means the estimated future gross revenue to be generated from the production of proved reserves, net of estimated production and future development costs, using prices and costs in effect at the determination date, before income taxes, and without giving effect to non-property-related expenses, discounted to a present value using an annual discount rate of 10% in accordance with the guidelines of the Securities and Exchange Commission.

Proved Developed
Reserves Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

Proved Reserves          The estimated quantities of crude oil, natural gas and
                         natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

Tcf                      One trillion cubic feet of natural gas.

PROSPECTUS

                                  $200,000,000

                         (DENBURY RESOURCES INC. LOGO)

                             DENBURY RESOURCES INC.

                                DEBT SECURITIES
                                  COMMON STOCK
                                PREFERRED STOCK
                               DEPOSITARY SHARES
                                    WARRANTS

     Denbury Resources Inc. may offer and sell from time to time debt securities, common stock, preferred stock, depositary shares or warrants. Our common stock may also be offered by certain selling shareholders. We will provide specific terms of these securities in supplements to this prospectus. The terms of the securities will include the initial offering price, aggregate amount of the offering, listing on any securities exchange or quotation system, risk factors and the agents, dealers or underwriters, if any, to be used in connection with the sale of these securities. You should read this prospectus and any supplement carefully before you invest.

     Our common stock is traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "DNR."

     This prospectus may not be used to sell securities unless accompanied by a supplement to this prospectus.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this prospectus is March 21, 2001

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND IN ANY PROSPECTUS SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS OR THE APPLICABLE PROSPECTUS SUPPLEMENT.

                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
ABOUT THIS PROSPECTUS.......................................    3
WHERE YOU CAN FIND MORE INFORMATION.........................    3
RISK FACTORS................................................    4
FORWARD-LOOKING STATEMENTS..................................    5
THE COMPANY.................................................    6
RATIO OF EARNINGS TO FIXED CHARGES..........................    7
USE OF PROCEEDS.............................................    7
DESCRIPTION OF DEBT SECURITIES..............................    8
  General...................................................    8
  Non U.S. Currency.........................................    9
  Original Issue Discount Securities........................    9
  Covenants.................................................    9
  Registration, Transfer, Payment and Paying Agent..........   10
  Ranking of Debt Securities................................   11
  Global Securities.........................................   11
  Outstanding Debt Securities...............................   11
  Redemption and Repurchase.................................   12
  Conversion and Exchange...................................   12
  Consolidation, Merger and Sale of Assets..................   12
  Events of Default.........................................   12
  Modification and Waivers..................................   14
  Discharge, Termination and Covenant Termination...........   15
  Governing Law.............................................   15
  Regarding the Trustees....................................   15
DESCRIPTION OF CAPITAL STOCK................................   16
  General...................................................   16
  Common Stock..............................................   16
  Preferred Stock...........................................   16
DESCRIPTION OF DEPOSITARY SHARES............................   17
DESCRIPTION OF WARRANTS.....................................   18
SELLING SHAREHOLDERS........................................   19
PLAN OF DISTRIBUTION........................................   19
LEGAL OPINIONS..............................................   20
EXPERTS.....................................................   21

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under the shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $200,000,000. In addition, under this shelf process, one or more selling shareholders may sell our common stock in one or more offerings, which will reduce the aggregate dollar amount we may sell. This prospectus provides you with a general description of the securities we or such selling shareholders may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement, together with additional information described under the heading "WHERE YOU CAN FIND MORE INFORMATION."

     As used in this prospectus, "Denbury," "we," "us," and "our" refer to Denbury Resources Inc. and its subsidiaries.

                      WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act of 1934, which requires us to file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. You may view our reports electronically at the SEC's Internet site at http://www.sec.gov, or at our own website at http://www.denbury.com.

     This prospectus constitutes part of a Registration Statement on Form S-3 filed with the SEC under the Securities Act of 1933. It omits some of the information contained in the Registration Statement, and reference is made to the Registration Statement for further information with respect to us and the securities we are offering. Any statement contained in this prospectus concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the SEC is not necessarily complete, and in each instance reference is made to the copy of the filed document.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information and the information in the prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all the securities covered by this prospectus:

          1. Our Annual Report on Form 10-K for the year ended December 31, 2000; and

          2. The description of our common stock contained in Amendment No. 1 to our registration statement on Form 8-A filed on April 21, 1999, including any amendment or report filed before or after the date of this prospectus for the purpose of updating the description.

     You may request a copy of these filings at no cost, by writing or telephoning Phil Rykhoek, Chief Financial Officer and Corporate Secretary, Denbury Resources Inc., 5100 Tennyson Pkwy., Ste. 3000, Plano, Texas 75024, phone: (972) 673-2000.

                                  RISK FACTORS

     There are a number of risks associated with investing in Denbury and in our industry. You should carefully review the more detailed description of risk factors contained in the supplement to this prospectus.

     - Our revenue, profitability and cash flow depend upon the prices and demand for oil and gas. The markets for these commodities are very volatile and steep or prolonged drops in prices can harm us financially and hurt our ability to grow.

     - Texas Pacific Group has owned a majority of our outstanding common stock since April 1999. As such, Texas Pacific Group is able to determine all matters submitted for shareholder approval, control the election of directors, determine our corporate and management policies and approve a merger, consolidation or sale of all of our assets, all of which may adversely affect the market for our common stock.

     - Our drilling activities are subject to many risks, including the risk that we will not discover commercially productive reservoirs. Operating and developing oil and natural gas properties involves a number of inherent risks, including the risk of personal injury, environmental contamination or loss of wells. We may not be able to insure against all of these risks.

     - Our significant growth in recent years is attributable in significant part to our acquiring producing properties. Our ability to continue to make successful acquisitions is influenced by many factors beyond our control. A failure to acquire producing properties on a profitable basis in the future may significantly affect our profitability and growth.

     - Estimates of our proved developed oil and natural gas reserves and the resulting future net revenues contained in this prospectus and elsewhere are based on a number of uncertainties. A failure to realize our estimated prices or estimated production volumes could materially adversely effect our revenues, profitability and financial health.

     - Our ability to conduct operations in a timely and cost effective manner depends on the availability of supplies, equipment and personnel. The oil and gas industry is cyclical and experiences periodic shortages of drilling rigs and other equipment, tubular goods, supplies and experienced personnel. Shortages can delay operations and materially increase operating and capital costs.

     - We make, and will continue to make, substantial capital expenditures to acquire, develop, produce, explore and abandon our oil and natural gas reserves. Any decrease in our revenues, as a result of lower oil or gas prices or otherwise, could limit our ability to replace reserves or maintain production at current levels. If our cash flow from operations drops significantly, we may be unable to find additional debt or equity financing.

     - Our future success depends on our ability to find, develop or acquire additional oil and natural gas reserves that are economically recoverable. Failure to do so will result in lower production and cash flow.

                           FORWARD-LOOKING STATEMENTS

     Some of the information included in this prospectus, any prospectus supplement and the documents we have incorporated by reference contain forward-looking statements. Forward-looking statements use forward-looking terms such as "believe," "expect," "may," "intend," "will," "project," "budget," "should" or "anticipate" or other similar words. These statements discuss "forward-looking" information such as:

     - anticipated capital expenditures and budgets;

     - future cash flows and borrowings;

     - pursuit of potential future acquisition or drilling opportunities; and

     - sources of funding for exploration and development.

     These forward-looking statements are based on assumptions that we believe are reasonable, but they are open to a wide range of uncertainties and business risks, including the following:

     - fluctuations of the prices received or demand for oil and natural gas;

     - uncertainty of drilling results, reserve estimates and reserve replacement;

     - operating hazards;

     - acquisition risks;

     - unexpected substantial variances in capital requirements;

     - environmental matters; and

     - general economic conditions.

     Other factors that could cause actual results to differ materially from those anticipated are discussed in our periodic filings with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 2000.

     When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus, any prospectus supplement and the documents we have incorporated by reference. We will not update these forward-looking statements unless the securities laws require us to do so.

                                  THE COMPANY

     Denbury Resources Inc. is a growing independent oil and gas company engaged in acquisition, development and exploration activities in the U.S. Gulf Coast region. We are the largest oil and natural gas company in Mississippi, hold key operating acreage onshore in Louisiana and have a growing presence in the offshore Gulf of Mexico areas. We have two primary field offices, one in Laurel, Mississippi and the other in Houma, Louisiana. Our principal executive office is located at 5100 Tennyson Parkway, Suite 3000, Plano, Texas (a suburb of Dallas) 75024 and our phone number is 972-673-2000.

     As of December 31, 2000, our seven largest fields constitute approximately 85% of our total proved reserves on a barrel of oil equivalent, "BOE," basis and 77% of our total proved reserves on the basis of present value of future net revenues, discounted at a rate of 10%, "PV10 Value." Within these seven fields we own an average 91% working interest and operate 94% of the wells. As of December 31, 2000, our estimated proved reserves were 87.4 million barrel of oil equivalents, "MMBOE," of which approximately 81% was oil.

     Through a combination of successful development and exploitation of our largest fields and strategic acquisitions, we have been successful in increasing daily production over the last five years at a compound annual growth rate of 27%, with average production for 2000 of 21,399 BOE per day. From our inception to December 31, 2000, approximately 60% of our reserves were generated from acquisitions and the balance was from internally generated exploration and development projects on existing properties. Over the last five years we have spent a total of approximately $367 million on acquisitions of oil and gas properties and approximately $317 million on exploration and development of existing properties.

     As part of our corporate strategy, we follow these fundamental principles:

     - remain focused in specific regions;

     - acquire properties where we believe additional value can be created through a combination of exploitation, development, exploration and marketing;

     - acquire properties that give us, or where we believe we can ultimately obtain, a majority working interest and operational control;

     - maximize the value of our properties by increasing production and reserves while reducing costs; and

     - maintain a highly competitive team of experienced and incentivized personnel.

     Our operations are currently focused in three specific geographical areas: the land and marshes of southern Louisiana and the Gulf of Mexico shelf; the eastern part of the Mississippi salt basin and western Mississippi. Most of our oil production comes from Mississippi and most of our natural gas production comes from Louisiana and offshore Gulf of Mexico.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth our ratio of earnings to fixed charges:

                                                           YEARS ENDED DECEMBER 31,
                                                       --------------------------------
                                                       2000   1999   1998   1997   1996
                                                       ----   ----   ----   ----   ----
Ratio of earnings to fixed charges...................  5.8X   1.3X      (a) 19.9X  4.4X

---------------

(a) Earnings were insufficient to cover fixed charges by $285 million. The deficiency was primarily due to a $280 million writedown of the full cost pool as a result of low oil prices during 1998.

     For the purpose of computing the ratio of earnings to fixed charges, earnings are defined as:

     - income from continuing operations before income taxes;

     - plus fixed charges; and

     - less capitalized interest.

     Fixed charges are defined as the sum of the following:

     - interest, including capitalized interest, on all indebtedness;

     - amortization of debt issuance cost; and

     - that portion of rental expense which we believe to be representative of an interest factor.

                                USE OF PROCEEDS

     Unless we specify otherwise in an accompanying prospectus supplement, we intend to use the net proceeds we receive from the sale of securities offered by this prospectus and the accompanying prospectus supplement for the repayment of debt under our credit lines and for general corporate purposes. General corporate purposes may include additions to working capital, development and exploration expenditures or the financing of possible acquisitions. We will not receive any of the proceeds from the sale of common stock by the selling shareholders.

     The net proceeds may be invested temporarily until they are used for their stated purpose.

                         DESCRIPTION OF DEBT SECURITIES

     This section describes the general terms and provisions of the debt securities which may be offered by us from time to time. The applicable prospectus supplement will describe the specific terms of the debt securities offered by that prospectus supplement.

     We may issue debt securities either separately or together with, or upon the conversion of, or in exchange for, other securities. The debt securities are to be either senior obligations of ours issued in one or more series and referred to herein as the "Senior Debt Securities," or subordinated obligations of ours issued in one or more series and referred to herein as the "Subordinated Debt Securities." The Senior Debt Securities and the Subordinated Debt Securities are collectively referred to as the "Debt Securities." The Debt Securities will be general obligations of the Company. Each series of Debt Securities will be issued under an agreement, or "Indenture," between Denbury and an independent third party, usually a bank or trust company, known as a "Trustee," who will be legally obligated to carry out the terms of the Indenture. The name(s) of the Trustee(s) will be set forth in the applicable prospectus supplement. We may issue all the Debt Securities under the same Indenture, as one or as separate series, as specified in the applicable prospectus supplement(s).

     This summary of certain terms and provisions of the Debt Securities and Indentures is not complete. If we refer to particular provisions of an Indenture, the provisions, including definitions of certain terms, are incorporated by reference as a part of this summary. The Indentures are or will be filed as an exhibit to the registration statement of which this prospectus is a part, or as exhibits to documents filed under the Securities Exchange Act of 1934 which are incorporated by reference into this prospectus. The Indentures are subject to and governed by the Trust Indenture Act of 1939, as amended. You should refer to the applicable Indenture for the provisions which may be important to you.

GENERAL

     The Indentures will not limit the amount of Debt Securities which we may issue. We may issue Debt Securities up to an aggregate principal amount as we may authorize from time to time. The applicable prospectus supplement will describe the terms of any Debt Securities being offered, including:

     - the title and aggregate principal amount;

     - the date(s) when principal is payable;

     - the interest rate, if any, and the method for calculating the interest rate;

     - the interest payment dates and the record dates for the interest payments;

     - the places where the principal and interest will be payable;

     - any mandatory or optional redemption or repurchase terms or prepayment, conversion, sinking fund or exchangeability or convertibility provisions;

     - whether such Debt Securities will be Senior Debt Securities or Subordinated Debt Securities and, if Subordinated Debt Securities, the subordination provisions and the applicable definition of "Senior Indebtedness";

     - additional provisions, if any, relating to the defeasance and covenant defeasance of the Debt Securities;

     - if other than denominations of $1,000 or multiples of $1,000, the denominations the Debt Securities will be issued in;

     - whether the Debt Securities will be issued in the form of Global Securities, as defined below, or certificates;

     - whether the Debt Securities will be issuable in registered form, referred to as "Registered Securities," or in bearer form, referred to as "Bearer Securities" or both and, if Bearer Securities are issuable, any restrictions applicable to the exchange of one form for another and the offer, sale and delivery of Bearer Securities;

     - any applicable material federal tax consequences;

     - the dates on which premiums, if any, will be payable;

     - our right, if any, to defer payment of interest and the maximum length of such deferral period;

     - any paying agents, transfer agents, registrars or trustees;

     - any listing on a securities exchange;

     - if convertible into common stock or preferred stock, the terms on which such Debt Securities are convertible;

     - the terms, if any, of the transfer, mortgage, pledge, or assignment as security for any series of Debt Securities of any properties, assets, proceeds, securities or other collateral, including whether certain provisions of the Trust Indenture Act are applicable, and any corresponding changes to provisions of the Indenture as currently in effect;

     - the initial offering price; and

     - other specific terms, including covenants and any additions or changes to the events of default provided for with respect to the Debt Securities.

     The terms of the Debt Securities of any series may differ and, without the consent of the holders of the Debt Securities of any series, we may reopen a previous series of Debt Securities and issue additional Debt Securities of such series or establish additional terms of such series, unless otherwise indicated in the applicable prospectus supplement.

NON U.S. CURRENCY

     If the purchase price of any Debt Securities is payable in a currency other than U.S. dollars or if principal of, or premium, if any, or interest, if any, on any of the Debt Securities is payable in any currency other than U.S. dollars, the specific terms with respect to such Debt Securities and such foreign currency will be specified in the applicable prospectus supplement.

ORIGINAL ISSUE DISCOUNT SECURITIES

     Debt Securities may be issued as "Original Issue Discount Securities" to be sold at a substantial discount below their principal amount. Original Issue Discount Securities may include "zero coupon" securities that do not pay any cash interest for the entire term of the securities. In the event of an acceleration of the maturity of any Original Issue Discount Security, the amount payable to the holder thereof upon such acceleration will be determined in the manner described in the applicable prospectus supplement. Conditions pursuant to which payment of the principal of the Subordinated Debt Securities may be accelerated will be set forth in the applicable prospectus supplement. Material federal income tax and other considerations applicable to Original Issue Discount Securities will be described in the applicable prospectus supplement.

COVENANTS

     Under the Indentures, we will be required to:

     - pay the principal, interest and any premium on the Debt Securities when due;

     - maintain a place of payment;

     - deliver a report to the Trustee at the end of each fiscal year reviewing our obligations under the Indentures; and

     - deposit sufficient funds with any paying agent on or before the due date for any principal, interest or any premium.

     Any additional covenants will be described in the applicable prospectus supplement.

REGISTRATION, TRANSFER, PAYMENT AND PAYING AGENT

     Unless otherwise indicated in a prospectus supplement, each series of Debt Securities will be issued in registered form only, without coupons. The Indentures, however, provide that we may also issue Debt Securities in bearer form only, or in both registered and bearer form. Bearer Securities shall not be offered, sold, resold or delivered in connection with their original issuance in the United States or to any United States person other than offices located outside the United States of certain United States financial institutions. "United States person" means any citizen or resident of the United States, any corporation, partnership or other entity created or organized in or under the laws of the United States, any estate the income of which is subject to United States federal income taxation regardless of its source, or any trust whose administration is subject to the primary supervision of a United States court and which has one or more United States fiduciaries who have the authority to control all substantial decisions of the trust. "United States" means the United States of America (including the states thereof and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction. Purchasers of Bearer Securities will be subject to certification procedures and may be affected by certain limitations under United States tax laws. Such procedures and limitations will be described in the prospectus supplement relating to the offering of the Bearer Securities.

     Unless otherwise indicated in a prospectus supplement, Registered Securities will be issued in denominations of $1,000 or any integral multiple thereof, and Bearer Securities will be issued in denominations of $5,000.

     Unless otherwise indicated in a prospectus supplement, the principal, premium, if any, and interest, if any, of or on the Debt Securities will be payable, and Debt Securities may be surrendered for registration of transfer or exchange, at an office or agency to be maintained by us in the Borough of Manhattan, The City of New York, provided that payments of interest with respect to any Registered Security may be made at our option by check mailed to the address of the person entitled to payment or by transfer to an account maintained by the payee with a bank located in the United States. No service charge shall be made for any registration of transfer or exchange of Debt Securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge and any other expenses that may be imposed in connection with the exchange or transfer.

     Unless otherwise indicated in a prospectus supplement, payment of principal of, premium, if any, and interest, if any, on Bearer Securities will be made, subject to any applicable laws and regulations, at such office or agency outside the United States as specified in the prospectus supplement and as we may designate from time to time. Unless otherwise indicated in a prospectus supplement, payment of interest due on Bearer Securities on any interest payment date will be made only against surrender of the coupon relating to such interest payment date. Unless otherwise indicated in a prospectus supplement, no payment of principal, premium or interest with respect to any Bearer Security will be made at any office or agency in the United States or by check mailed to any address in the United States or by transfer to an account maintained with a bank located in the United States; except that if amounts owing with respect to any Bearer Securities shall be payable in U.S. dollars, payment may be made at the Corporate Trust Office of the applicable Trustee or at any office or agency designated by us in the Borough of Manhattan, The City of New York, if (but only if) payment of the full amount of such principal, premium or interest at all offices outside of the United States maintained for such purpose by us is illegal or effectively precluded by exchange controls or similar restrictions.

     Unless otherwise indicated in the applicable prospectus supplement, we will not be required to:

     - issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series of like tenor to be redeemed and ending at the close of business on the day of that selection;

     - register the transfer of or exchange any Registered Security, or portion thereof, called for redemption, except the unredeemed portion of any Registered Security being redeemed in part;

     - exchange any Bearer Security called for redemption, except to exchange such Bearer Security for a Registered Security of that series and like tenor that is simultaneously surrendered for redemption; or

     - issue, register the transfer of or exchange any Debt Security which has been surrendered for repayment at the option of the holder, except the portion, if any, of the Debt Security not to be so repaid.

RANKING OF DEBT SECURITIES

     The Senior Debt Securities will be unsubordinated obligations of ours and will rank equally in right of payment with all other unsubordinated indebtedness of ours. The Subordinated Debt Securities will be obligations of ours and will be subordinated in right of payment to all existing and future Senior Indebtedness. The prospectus supplement will describe the subordination provisions and set forth the definition of "Senior Indebtedness" applicable to the Subordinated Debt Securities, and will set forth the approximate amount of such Senior Indebtedness outstanding as of a recent date.

GLOBAL SECURITIES

     The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a "Depositary" identified in the prospectus supplement relating to such series. Global Debt Securities may be issued in either registered or bearer form and in either temporary or permanent form. Unless and until it is exchanged in whole or in part for individual certificates evidencing Debt Securities, a Global Debt Security may not be transferred except as a whole:

     - by the Depositary to a nominee of such Depositary;

     - by a nominee of such Depositary to such Depositary or another nominee of such Depositary; or

     - by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor.

     The specific terms of the depositary arrangement with respect to a series of Global Debt Securities and certain limitations and restrictions relating to a series of Global Bearer Securities will be described in the applicable prospectus supplement.

OUTSTANDING DEBT SECURITIES

     In determining whether the holders of the requisite principal amount of outstanding Debt Securities have given any authorization, demand, direction, notice, consent or waiver under the relevant Indenture, the amount of outstanding Debt Securities will be calculated based on the following:

     - the portion of the principal amount of an Original Issue Discount Security that shall be deemed to be outstanding for such purposes shall be that portion of the principal amount thereof that could be declared to be due and payable upon a declaration of acceleration pursuant to the terms of such Original Issue Discount Security as of the date of such determination;

     - the principal amount of a Debt Security denominated in a currency other than U.S. dollars shall be the U.S. dollar equivalent, determined on the date of original issue of such Debt Security, of the principal amount of such Debt Security; and

     - any Debt Security owned by us or any obligor on such Debt Security or any affiliate of us or such other obligor shall be deemed not to be outstanding.
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REDEMPTION AND REPURCHASE

     The Debt Securities may be redeemable at our option, may be subject to mandatory redemption pursuant to a sinking fund or otherwise, or may be subject to repurchase by Denbury at the option of the holders, in each case upon the terms, at the times and at the prices set forth in the applicable prospectus supplement.

CONVERSION AND EXCHANGE

     The terms, if any, on which Debt Securities of any series are convertible into or exchangeable for common stock, preferred stock, or other Debt Securities will be set forth in the applicable prospectus supplement. Such terms of conversion or exchange may be either mandatory, at the option of the holders, or at our option.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     Each Indenture generally will permit a consolidation or merger between us and another corporation, if the surviving corporation meets certain limitations and conditions. Subject to those conditions, each Indenture may also permit the sale by us of all or substantially all of our property and assets. If this happens, the remaining or acquiring corporation shall assume all of our responsibilities and liabilities under the Indentures including the payment of all amounts due on the Debt Securities and performance of the covenants in the Indentures.

     We are only permitted to consolidate or merge with or into any other corporation or sell all or substantially all of our assets according to the terms and conditions of the Indentures, as indicated in the applicable prospectus supplement. The remaining or acquiring corporation will be substituted for us in the Indentures with the same effect as if it had been an original party to the Indenture. Thereafter, the successor corporation may exercise our rights and powers under any Indenture, in our name or in its own name. Any act or proceeding required or permitted to be done by our board of directors or any of our officers may be done by the board or officers of the successor corporation.

EVENTS OF DEFAULT

     Unless otherwise specified in the applicable prospectus supplement, an Event of Default, as defined in the Indentures and applicable to Debt Securities issued under such Indentures, typically will occur with respect to the Debt Securities of any series under the Indenture upon:

     - default for a period to be specified in the applicable prospectus supplement in payment of any interest with respect to any Debt Security of such series;

     - default in payment of principal or any premium with respect to any Debt Security of such series when due upon maturity, redemption, repurchase at the option of the holder or otherwise;

     - default in deposit of any sinking fund payment when due with respect to any Debt Security of such series;

     - default by us in the performance, or breach, of any other covenant or warranty in such Indenture, which shall not have been remedied for a period to be specified in the applicable prospectus supplement after notice to us by the applicable Trustee or the holders of not less than a fixed percentage in aggregate principal amount of the Debt Securities of all series issued under the applicable Indenture;

     - certain events of bankruptcy, insolvency or reorganization of Denbury; or

     - any other Event of Default that may be set forth in the applicable prospectus supplement, including an Event of Default based on other debt being accelerated, known as a "cross-acceleration."

     No Event of Default with respect to any particular series of Debt Securities necessarily constitutes an Event of Default with respect to any other series of Debt Securities. If the Trustee considers it in the interest of the holders to do so, the Trustee under an Indenture may withhold notice of the occurrence of a default with respect to the Debt Securities to the holders of any series outstanding, except a default in payment of principal, premium, if any, interest, if any.

     Each Indenture will provide that if an Event of Default with respect to any series of Debt Securities issued thereunder shall have occurred and be continuing, either the relevant Trustee or the holders of at least a fixed percentage in principal amount of the Debt Securities of such series then outstanding may declare the principal amount of all the Debt Securities of such series to be due and payable immediately. In the case of Original Issue Discount Securities, the Trustee may declare as due and payable such lesser amount as may be specified in the applicable prospectus supplement. However, upon certain conditions, such declaration and its consequences may be rescinded and annulled by the holders of at least a fixed percentage in principal amount of the Debt Securities of all series issued under the applicable Indenture.

     The applicable prospectus supplement will provide the terms pursuant to which an Event of Default shall result in acceleration of the payment of principal of Subordinated Debt Securities.

     In the case of a default in the payment of principal of, or premium, if any, or interest, if any, on any Subordinated Debt Securities of any series, the applicable Trustee, subject to certain limitations and conditions, may institute a judicial proceeding for the collection thereof.

     No holder of any of the Debt Securities of any series will have any right to institute any proceeding with respect to the Indenture or any remedy thereunder, unless the holders of at least a fixed percentage in principal amount of the outstanding Debt Securities of such series:

     - have made written request to the Trustee to institute such proceeding as Trustee, and offered reasonable indemnity to the Trustee,

     - the Trustee has failed to institute such proceeding within the time period specified in the applicable prospectus supplement after receipt of such notice, and

     - the Trustee has not within such period received directions inconsistent with such written request by holders of a majority in principal amount of the outstanding Debt Securities of such series. Such limitations do not apply, however, to a suit instituted by a holder of a Debt Security for the enforcement of the payment of the principal of, premium, if any, or any accrued and unpaid interest on, the Debt Security on or after the respective due dates expressed in the Debt Security.

     During the existence of an Event of Default under an Indenture, the Trustee is required to exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise thereof as a prudent person would exercise under the circumstances in the conduct of such person's own affairs. Subject to the provisions of the Indenture relating to the duties of the Trustee, if an Event of Default shall occur and be continuing, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders, unless such holders shall have offered to the Trustee reasonable security or indemnity. Subject to certain provisions concerning the rights of the Trustee, the holders of at least a fixed percentage in principal amount of the outstanding Debt Securities of any series have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any power conferred on the Trustee with respect to such series.

     The Indentures provide that the Trustee will, within the time period specified in the applicable prospectus supplement after the occurrence of any default, give to the holders of the Debt Securities of such series notice of such default known to it, unless such default shall have been cured or waived; provided that the Trustee shall be protected in withholding such notice if it determines in good faith that the withholding of such notice is in the interest of such holders, except in the case of a default in payment of principal of or premium, if any, on any Debt Security of such series when due or in the case of any default in the payment of any interest on the Debt Securities of such series.

     Denbury is required to furnish to the Trustee annually a statement as to compliance with all conditions and covenants under the Indentures.

MODIFICATION AND WAIVERS

     From time to time, when authorized by resolutions of our board of directors and by the Trustee, without the consent of the holders of Debt Securities of any series, we may amend, waive or supplement the Indentures and the Debt Securities of such series for certain specified purposes, including, among other things:

     - to cure ambiguities, defects or inconsistencies;

     - to provide for the assumption of our obligations to holders of the Debt Securities of such series in the case of a merger or consolidation;

     - to add to our Events of Default or our covenants or to make any change that would provide any additional rights or benefits to the holders of the Debt Securities of such series;

     - to add or change any provisions of such Indenture to facilitate the issuance of Bearer Securities;

     - to establish the form or terms of Debt Securities of any series and any related coupons;

     - to add guarantors with respect to the Debt Securities of such series;

     - to secure the Debt Securities of such series;

     - to maintain the qualification of the Indenture under the Trust Indenture Act; or

     - to make any change that does not adversely affect the rights of any holder.

     Other amendments and modifications of the Indentures or the Debt Securities issued thereunder may be made by Denbury and the Trustee with the consent of the holders of not less than a fixed percentage of the aggregate principal amount of the outstanding Debt Securities of each series affected, with each series voting as a separate class; provided that, without the consent of the holder of each outstanding Debt Security affected, no such modification or amendment may:

     - reduce the principal amount of, or extend the fixed maturity of the Debt Securities, or alter or waive any redemption, repurchase or sinking fund provisions of the Debt Securities;

     - reduce the amount of principal of any Original Issue Discount Securities that would be due and payable upon an acceleration of the maturity thereof;

     - change the currency in which any Debt Securities or any premium or the accrued interest thereon is payable;

     - reduce the percentage in principal amount outstanding of Debt Securities of any series which must consent to an amendment, supplement or waiver or consent to take any action under the Indenture or the Debt Securities of such series;

     - impair the right to institute suit for the enforcement of any payment on or with respect to the Debt Securities;

     - waive a default in payment with respect to the Debt Securities or any guarantee;

     - reduce the rate or extend the time for payment of interest on the Debt Securities;

     - adversely affect the ranking of the Debt Securities of any series;

     - release any guarantor from any of its obligations under its guarantee or the Indenture, except in compliance with the terms of the Indenture; or

     - solely in the case of a series of Subordinated Debt Securities, modify any of the applicable subordination provisions or the applicable definition of Senior Indebtedness in a manner adverse to any holders.

     The holders of a fixed percentage in aggregate principal amount of the outstanding Debt Securities of any series may waive compliance by us with certain restrictive provisions of the relevant Indenture, including any set forth in the applicable prospectus supplement. The holders of a fixed percentage in aggregate principal
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

amount of the outstanding Debt Securities of any series may, on behalf of the holders of that series, waive any past default under the applicable Indenture with respect to that series and its consequences, except a default in the payment of the principal of, or premium, if any, or interest, if any, on any Debt Securities of such series, or in respect of a covenant or provision which cannot be modified or amended without the consent of a larger fixed percentage of holders or by the holder of each outstanding Debt Securities of the series affected.

DISCHARGE, TERMINATION AND COVENANT TERMINATION

     When we establish a series of Debt Securities, we may provide that such series is subject to the termination and discharge provisions of the applicable Indenture. If those provisions are made applicable, we may elect either:

     - to terminate and be discharged from all of our obligations with respect to those Debt Securities subject to some limitations; or

     - to be released from our obligations to comply with specified covenants relating to those Debt Securities, as described in the applicable prospectus supplement.

     To effect that termination or covenant termination, we must irrevocably deposit in trust with the relevant Trustee an amount which, through the payment of principal and interest in accordance with their terms, will provide money sufficient to make payments on those Debt Securities and any mandatory sinking fund or similar payments on those Debt Securities. This deposit may be made in any combination of funds or government obligations. On such a termination, we will not be released from certain of our obligations that will be specified in the applicable prospectus supplement.

     To establish such a trust we must deliver to the relevant Trustee an opinion of counsel to the effect that the holders of those Debt Securities:

     - will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the termination or covenant termination; and

     - will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the termination or covenant termination had not occurred.

     If we effect covenant termination with respect to any Debt Securities, the amount of deposit with the relevant Trustee must be sufficient to pay amounts due on the Debt Securities at the time of their stated maturity. However, those Debt Securities may become due and payable prior to their stated maturity if there is an Event of Default with respect to a covenant from which we have not been released. In that event, the amount on deposit may not be sufficient to pay all amounts due on the Debt Securities at the time of the acceleration.

     The applicable prospectus supplement may further describe the provisions, if any, permitting termination or covenant termination, including any modifications to the provisions described above.

GOVERNING LAW

     The Indentures and the Debt Securities will be governed by, and construed in accordance with, the laws of the State of New York.

REGARDING THE TRUSTEES

     The Trust Indenture Act contains limitations on the rights of a trustee, should it become a creditor of ours, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. Each Trustee is permitted to engage in other transactions with us from time to time, provided that if such Trustee acquires any conflicting interest, it must eliminate such conflict upon the occurrence of an Event of Default under the relevant Indenture, or else resign.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     As of March 1, 2001, we are authorized to issue up to 125,000,000 shares of stock, including up to 100,000,000 shares of common stock, par value $.001 per share, and up to 25,000,000 shares of preferred stock, par value $.001 per share. As of March 1, 2001, we had 46,012,288 shares of common stock and no shares of preferred stock outstanding. As of that date, we also had approximately 5,642,246 shares of common stock reserved for issuance upon exercise of options or in connection with other awards outstanding under various employee or director incentive, compensation and option plans. This total includes an additional 600,000 shares initially reserved for our stock option plan by the board of directors on February 22, 2001, subject to the approval of our shareholders at the May 23, 2001 annual meeting. As of March 1, 2001, a total of 4,273,184 stock options were outstanding under all of our option plans.

     The following is a summary of the key terms and provisions of our equity securities. You should refer to the applicable provisions of our certificate of incorporation, bylaws, the Delaware General Corporation Law and the documents we have incorporated by reference for a complete statement of the terms and rights of our capital stock.

COMMON STOCK

     Voting Rights. Each holder of common stock is entitled to one vote per share. Subject to the rights, if any, of the holders of any series of preferred stock pursuant to applicable law or the provision of the certificate of designation creating that series, all voting rights are vested in the holders of shares of common stock. Holders of shares of common stock have noncumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of directors can elect 100% of the directors, and the holders of the remaining shares voting for the election of directors will not be able to elect any directors. As of the date of this prospectus, the Texas Pacific Group holds 59.2% of our outstanding common stock and can elect 100% of the directors in any given election of directors.

     Dividends. Dividends may be paid to the holders of common stock when, as and if declared by the board of directors out of funds legally available for their payment, subject to the rights of holders of any preferred stock. Denbury has never declared a cash dividend and intends to continue its policy of using retained earnings for expansion of its business.

     Rights upon Liquidation. In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of common stock will be entitled to share equally, in proportion to the number of shares of common stock held by them, in any of our assets available for distribution after the payment in full of all debts and distributions and after the holders of all series of outstanding preferred stock, if any, have received their liquidation preferences in full.

     Non-Assessable. All outstanding shares of common stock are fully paid and non-assessable. Any additional common stock we offer and issue under this Prospectus will also be fully paid and non-assessable.

     No Preemptive Rights. Holders of common stock are not entitled to preemptive purchase rights in future offerings of our common stock.

     Listing. Our outstanding shares of common stock are listed on the New York Stock Exchange and The Toronto Stock Exchange under the symbol "DNR." Any additional common stock we issue will also be listed on the NYSE and any other exchange on which our common stock is then traded.

PREFERRED STOCK

     Our board of directors can, without approval of our shareholders, issue one or more series of preferred stock and determine the number of shares of each series and the rights, preferences and limitations of each series. Our Certificate of Incorporation requires that the decision to create a series of preferred stock must be made by no fewer than 2/3 of the members of the board of directors. The following description of the terms of the preferred stock sets forth certain general terms and provisions of our authorized preferred stock. If we offer preferred stock, a description will be filed with the SEC and the specific designations and rights will be described in a prospectus supplement, including the following terms:

     - the series, the number of shares offered and the liquidation value of the preferred stock;

     - the price at which the preferred stock will be issued;

     - the dividend rate, the dates on which the dividends will be payable and other terms relating to the payment of dividends on the preferred stock;

     - the liquidation preference of the preferred stock;

     - the voting rights of the preferred stock;

     - whether the preferred stock is redeemable or subject to a sinking fund, and the terms of any such redemption or sinking fund;

     - whether the preferred stock is convertible or exchangeable for any other securities, and the terms of any such conversion; and

     - any additional rights, preferences, qualifications, limitations and restrictions of the preferred stock.

     The description of the terms of the preferred stock to be set forth in an applicable prospectus supplement will not be complete and will be subject to and qualified in its entirety by reference to the certificate of designation relating to the applicable series of preferred stock. The registration statement of which this prospectus forms a part will include the certificate of designation as an exhibit or incorporate it by reference.

     Undesignated preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and to thereby protect the continuity of our management. The issuance of shares of preferred stock may adversely affect the rights of the holders of our common stock. For example, any preferred stock issued may rank prior to our common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. As a result, the issuance of shares of preferred stock may discourage bids for our common stock or may otherwise adversely affect the market price of our common stock or any existing preferred stock.

     Any preferred stock will, when issued, be fully paid and non-assessable.

                        DESCRIPTION OF DEPOSITARY SHARES

     We may offer preferred stock represented by depositary shares and issue depositary receipts evidencing the depositary shares. Each depositary share will represent a fraction of a share of preferred stock. Shares of preferred stock of each class or series represented by depositary shares will be deposited under a separate deposit agreement among us, a bank or trust company acting as the "Depositary" and the holders of the depositary receipts. Subject to the terms of the deposit agreement, each owner of a depositary receipt will be entitled, in proportion to the fraction of a share of preferred stock represented by the depositary shares evidenced by the depositary receipt, to all the rights and preferences of the preferred stock represented by such depositary shares. Those rights include any dividend, voting, conversion, redemption and liquidation rights. Immediately following the issuance and delivery of the preferred stock to the Depositary, we will cause the Depositary to issue the depositary receipts on our behalf.

     If depositary shares are offered, the applicable prospectus supplement will describe the terms of such depositary shares, the deposit agreement and, if applicable, the depositary receipts, including the following, where applicable:

     - the payment of dividends or other cash distributions to the holders of depositary receipts when such dividends or other cash distributions are made with respect to the preferred stock;

     - the voting by a holder of depositary shares of the preferred stock underlying such depositary shares at any meeting called for such purpose;

     - if applicable, the redemption of depositary shares upon a redemption by us of shares of preferred stock held by the Depositary;

     - if applicable, the exchange of depositary shares upon an exchange by us of shares of preferred stock held by the Depositary for debt securities or common stock;

     - if applicable, the conversion of the shares of preferred stock underlying the depositary shares into shares of our common stock, other shares of our preferred stock or our debt securities;

     - the terms upon which the deposit agreement may be amended and terminated;

     - a summary of the fees to be paid by us to the Depositary;

     - the terms upon which a Depositary may resign or be removed by us; and

     - any other terms of the depositary shares, the deposit agreement and the depositary receipts.

     If a holder of depositary receipts surrenders the depositary receipts at the corporate trust office of the Depositary, unless the related depositary shares have previously been called for redemption, converted or exchanged into other securities of Denbury, the holder will be entitled to receive at this office the number of shares of preferred stock and any money or other property represented by such depositary shares. Holders of depositary receipts will be entitled to receive whole and, to the extent provided by the applicable prospectus supplement, fractional shares of the preferred stock on the basis of the proportion of preferred stock represented by each depositary share as specified in the applicable prospectus supplement. Holders of shares of preferred stock received in exchange for depositary shares will no longer be entitled to receive depositary shares in exchange for shares of preferred stock. If the holder delivers depositary receipts evidencing a number of depositary shares that is more than the number of depositary shares representing the number of shares of preferred stock to be withdrawn, the Depositary will issue the holder a new depositary receipt evidencing such excess number of depositary shares at the same time.

     Prospective purchasers of depositary shares should be aware that special tax, accounting and other considerations may be applicable to instruments such as depositary shares.

                            DESCRIPTION OF WARRANTS

     We may issue warrants for the purchase of preferred or common stock, either independently or together with other securities. Each series of warrants will be issued under a warrant agreement to be entered into between Denbury and a bank or trust company. You should refer to the warrant agreement relating to the specific warrants being offered for the complete terms of such warrant agreement and the warrants.

     Each warrant will entitle the holder to purchase the number of shares of preferred or common stock at the exercise price set forth in, or calculable as set forth in any applicable prospectus supplement. The exercise price may be subject to adjustment upon the occurrence of certain events, as set forth in any applicable prospectus supplement. After the close of business on the expiration date of the warrant, unexercised warrants will become void. The place or places where, and the manner in which, warrants may be exercised shall be specified in any applicable prospectus supplement.

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

                              SELLING SHAREHOLDERS

     The selling shareholders may be our directors, executive officers, employees or certain holders of common stock, including the Texas Pacific Group, the holder of approximately 59.2% of our outstanding common stock. The prospectus supplement for any offering of the common stock by selling shareholders will include the following information:

     - the names of the selling shareholders;

     - the number of shares of common stock held by each of the selling shareholders;

     - the percentage of the outstanding common stock held by each of the selling shareholders; and

     - the number of shares of common stock offered by each of the selling shareholders.

                              PLAN OF DISTRIBUTION

     We and any selling shareholders may sell the securities offered by this prospectus and applicable prospectus supplements:

     - through underwriters or dealers;

     - through agents;

     - directly to purchasers; or

     - through a combination of any such methods of sale.

Any such underwriter, dealer or agent may be deemed to be an underwriter within the meaning of the Securities Act of 1933.

     The applicable prospectus supplement relating to the securities will set forth:

     - their offering terms, including the name or names of any underwriters, dealers or agents;

     - the purchase price of the securities and the proceeds to us from such sale;

     - any underwriting discounts, commissions and other items constituting compensation to underwriters, dealers or agents;

     - any initial public offering price;

     - any discounts or concessions allowed or reallowed or paid by underwriters or dealers to other dealers;

     - in the case of debt securities, the interest rate, maturity and redemption provisions; and

     - any securities exchanges on which the securities may be listed.

     If underwriters or dealers are used in the sale, the securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions in accordance with the rules of the New York Stock Exchange and The Toronto Stock Exchange:

     - at a fixed price or prices which may be changed;

     - at market prices prevailing at the time of sale;

     - at prices related to such prevailing market prices; or

     - at negotiated prices.

The securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. Unless otherwise set forth in an applicable prospectus supplement, the obligations of underwriters or dealers to purchase the securities will be subject to certain conditions precedent and the underwriters or dealers will be obligated to purchase all the securities if

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any are purchased. Any public offering price and any discounts or concessions allowed or reallowed or paid by underwriters or dealers to other dealers may be changed from time to time.

     Securities may be sold directly by us or through agents designated by us from time to time. Any agent involved in the offer or sale of the securities in respect of which this prospectus and a prospectus supplement is delivered will be named, and any commissions payable by us to such agent will be set forth, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     If so indicated in the prospectus supplement, we will authorize underwriters, dealers or agents to solicit offers from certain specified institutions to purchase securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject to any conditions set forth in the prospectus supplement and the prospectus supplement will set forth the commission payable for solicitation of such contracts. The underwriters and other persons soliciting such contracts will have no responsibility for the validity or performance of any such contracts.

     Underwriters, dealers and agents may be entitled under agreements entered into with us to be indemnified by us against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution by Denbury to payments which they may be required to make. The terms and conditions of such indemnification will be described in an applicable prospectus supplement. Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

     Each class or series of securities will be a new issue of securities with no established trading market, other than the common stock, which is listed on the New York Stock Exchange and The Toronto Stock Exchange. We may elect to list any other class or series of securities on any exchange, other than the common stock, but we are not obligated to do so. Any underwriters to whom securities are sold by us for public offering and sale may make a market in such securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any securities.

     Certain persons participating in any offering of securities may engage in transactions that stabilize, maintain or otherwise affect the price of the securities offered. In connection with any such offering, the underwriters or agents, as the case may be, may purchase and sell securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the securities; and syndicate short positions involve the sale by the underwriters or agents, as the case may be, of a greater number of securities than they are required to purchase from us, as the case may be, in the offering. The underwriters may also impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers for the securities sold for their account may be reclaimed by the syndicate if such securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might otherwise prevail in the open market, and if commenced, may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, The Toronto Stock Exchange, in the over-the-counter market or otherwise. These activities will be described in more detail in the sections entitled "Plan of Distribution" or "Underwriting" in the applicable prospectus supplement.

                                 LEGAL OPINIONS

     Jenkens & Gilchrist, A Professional Corporation, Houston, Texas, will issue an opinion for Denbury regarding the legality of the securities offered by this prospectus and applicable prospectus supplement. If the securities are being distributed in an underwritten offering, certain legal matters will be passed upon for the underwriters by counsel identified in the applicable prospectus supplement.

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                                    EXPERTS

     The financial statements incorporated in this prospectus by reference from Denbury's Annual Report on Form 10-K for the year ended December 31, 2000, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     Information referenced or incorporated by reference in this prospectus regarding our estimated quantities of oil and gas reserves and the discounted present value of future net cash flows therefrom as of December 31, 2000 is based upon estimates of such reserves and present values audited by independent petroleum engineers DeGolyer and MacNaughton and such information as of December 31, 1999 and 1998 is based upon estimates of such reserves and present values audited by independent petroleum engineers Netherland, Sewell & Associates, Inc.

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

                               10,000,000 SHARES

                             DENBURY RESOURCES LOGO

                             DENBURY RESOURCES INC.

                                  COMMON STOCK

                          ----------------------------

                             PROSPECTUS SUPPLEMENT
                               NOVEMBER    , 2002
                          ----------------------------

                                LEHMAN BROTHERS

                               CIBC WORLD MARKETS

                                 RAYMOND JAMES

                         JOHNSON RICE & COMPANY L.L.C.

LOGO